FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1           Name and Address of Company

Premier Royalty Inc.
1100 Russell Street
Thunder Bay, Ontario  P7B 5N2

Item 2           Date of Material Change

December 4, 2012

Item 3           News Release

A news release was issued on December 5, 2012 through the facilities of Canada Newswire and was subsequently filed on SEDAR.

Item 4           Summary of Material Change

On December 5, 2012, Premier Gold Mines Limited ("Premier Gold") and Premier Royalty Inc. ("Premier Royalty") (formerly Bridgeport Ventures Inc. ("Bridgeport")) announced that Premier Royalty completed the previously announced plan of arrangement pursuant to the Business Corporations Act (Ontario) whereby Bridgeport acquired Premier Gold's wholly owned subsidiary, Premier Royalty Corporation. The effective date of the Arrangement was December 4, 2012.

Item 5           Full Description of Material Change

On December 5, 2012, Premier Gold and Premier Royalty announced that Premier Royalty completed the previously announced Arrangement on December 4, 2012. Effective December 11, 2012, Premier Royalty's common shares and listed warrants began trading on the Toronto Stock Exchange (the "TSX") under the symbols "NSR", "NSR.WT" and "NSR.WT.A", respectively. In connection with the Arrangement:

  Bridgeport's name was changed to "Premier Royalty Inc.";

  all existing directors and management of Bridgeport resigned, other than Hugh Snyder and Shastri Ramnath who continued as directors of Premier Royalty. Ewan Downie, Abraham Drost, George Faught, Steven Filipovic, Howard Katz and Julie Lassonde were appointed as directors of Premier Royalty;

  common shares of Bridgeport were consolidated on the basis of one post-consolidation share (a "Premier Royalty Share") for every four pre-consolidation shares;

  Premier Royalty issued 0.375 of a warrant (each whole warrant, a "Premier Royalty Warrant") for each Premier Royalty Share held by shareholders of record as at 12:01

  a.m. (Toronto time) on December 4, 2012 (the "Effective Time"). Each whole Premier Royalty Warrant is exercisable at a price of $2.00 per Premier Royalty Share for a period commencing on June 4, 2013 and ending on December 4, 2016, subject to early expiry upon the occurrence of certain events;

  all existing Bridgeport options will be terminated on or prior to March 4, 2013. The terms of the warrants of Bridgeport existing prior to the Effective Time have been adjusted to reflect the consolidation of Bridgeport common shares and the distribution of Premier Royalty Warrants upon the exercise of such warrants;
  on behalf of Premier Royalty Corporation, Premier Royalty repaid $8 million of the $28 million (plus interest) outstanding balance on the convertible bridge loan facility issued by Premier Gold to Premier Royalty Corporation. Premier Gold converted the remaining amount outstanding under the convertible bridge loan facility into approximately 14.7 million Premier Royalty Shares, approximately 5.5 million Premier Royalty Warrants and approximately 1.46 million warrants (the "Class II Warrants"), with each Class II Warrant exercisable at a price of $2.00 per Premier Royalty Share until October 7, 2014. Premier Gold currently owns approximately 33.7 million Premier Royalty Shares, representing approximately 53.5% of the issued and outstanding Premier Royalty Shares;
  pursuant to the policies of the TSX, all of the Premier Royalty Shares and warrants to acquire Premier Royalty Shares held by Premier Gold and Mr. Hugh Snyder are subject to escrow, one-quarter of which were immediately released from escrow and one-quarter of the balance will be released from escrow every six months over the next 18 months. In the event the market capitalization of Premier Royalty is greater than $100 million for at least 5 trading days after the Premier Royalty Shares begin trading on the TSX under the symbol "NSR", the TSX may permit the early release of the Premier Royalty Shares and warrants from escrow;
  all common shares of Premier Royalty Corporation, including approximately 33.7 million common shares held by Premier Gold, were exchanged for Premier Royalty Shares on a one-for-one basis, resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty; and
  approximately 16.61 million Premier Royalty Shares and approximately 8.07 million warrants to purchase Premier Royalty Shares were issued to former convertible debenture holders of Premier Royalty Corporation and to certain vendors of royalty interests.

As a result of the Arrangement, there are approximately 62.9 million Premier Royalty Shares outstanding (on a non-diluted basis), of which approximately 12.6 million Premier Royalty Shares, representing approximately 20.1% of the outstanding Premier Royalty Shares, are held by Bridgeport shareholders of record immediately prior to the completion of the Arrangement.

Item 6           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7           Omitted Information

Not applicable.

Item 8           Executive Officer

Abraham Drost, President & CEO, (807) 476-2401

Item 9           Date of Report

December 13, 2012

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This material change report includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Bridgeport's management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this material change report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.